September 30, 2021 VIA EDGAR U.S. Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences 100 F Street, N.E. Washington, DC 20549 Attention: Margaret Schwartz Christopher Edwards Re: SEC Comment Letter dated September 21, 2021 BeiGene, Ltd. Form 10-K for the Fiscal Year Ended December 31, 2020 Filed February 25, 2021 File No. 001-37686 Dear Ms. Schwartz and Mr. Edwards, BeiGene, Ltd. (the “Company”) acknowledges receipt of your comment letter dated September 21, 2021 (the “Comment Letter”) with respect to the Company’s Form 10-K for the year ended December 31, 2020. As discussed in telephone messages on September 27, 2021 from Folake Ayoola of Goodwin Procter LLP to you, the Company respectfully requests an extension to respond to the Comment Letter. The Company respectfully requests an extension of an additional twenty-one (21) business days until November 3, 2021 to respond to the Comment Letter in order to provide sufficient time for the Company to prepare the necessary response. The Company is committed to responding to the Comment Letter promptly and intends to provide a response to the Staff no later than November 3, 2021. Should you have any questions regarding the request made herein, please do not hesitate to contact Edwin O’Connor of Goodwin Procter LLP at (212) 813-8853. Thank you very much for your courtesy and cooperation in this matter. Sincerely, /s/ Scott A. Samuels Scott A. Samuels, Esq. Senior Vice President, General Counsel